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                                                  Exhibit 99.1

Legal Proceedings

     In April 1988, the Board of Selectmen of Braintree, Massachusetts, approved a cease and desist order with respect to the handling of flammable materials stored at the Company's Braintree facility. The Board concluded that, when the Company purchased the land on which the Braintree facility is located, a license for the storage of flammable liquids was not conveyed as an incident of ownership. The Company petitioned the Massachusetts Land Court for a declaratory judgment that either the Company possesses such a license by operation of law or that the statute requiring the license is pre-empted by the pervasive state regulation of hazardous waste facilities. In March 1994, the Land Court issued a favorable ruling, concluding that the statute is pre-empted by state hazardous waste laws and regulations and no local flammable storage license is required. The town has appealed this ruling.

     In August 1990, an action was filed in the New York Supreme
Court, Albany County, in connection with the accidental death of an employee of a Company subsidiary who was working on the Hudson River in September 1989 while responding to an oil spill. The complaint sought $10 million under the federal Longshoremen's and Harborworker's Compensation Act (the "Jones Act"). The Company sought to dismiss the Jones Act claims on the grounds that the employee was not a "seaman" within the meaning of the Jones Act and that the case was governed by the New York Workers' Compensation statute. In March 1994, the trial court judge granted the Company's motion for a summary judgment that the Jones Act does not apply. The decision has been appealed.

     On June 13, 1994, the Company was served with a third party complaint filed in the Ulster County Superior Court of the State of New York by the Dormitory Authority of the State of New York ("DASNY"). The complaint arises out of an accident which occurred in December 1991 when a motor vehicle struck a utility pole near the State University of New York at New Paltz causing an electrical surge to overheat transformers which discharged toxic chemicals throughout various student dormitories and classroom buildings. The Company was hired by the State University of New York to perform technical supervisory and laboratory work for the cleanup. The actual work of cleaning the buildings was performed by numerous other contractors over approximately 15 months. In March 1993, a group of students sued DASNY claiming that they were exposed to toxic chemicals when DASNY allowed them to re-occupy the buildings after the accident and prior to a complete removal of the toxic chemicals, causing them increased risk of future illnesses. DASNY has denied the students' claims but recently decided to sue the Company along with 16 other third party defendants claiming that if DASNY is liable to the students, these third party defendants should indemnify DASNY. The Company was hired by the State University of New York to perform representative sampling for toxic chemicals but, according to its contract, was not responsible for decisions as to when students should re-occupy the buildings. The
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Company does not believe that it should incur any material liability as a result of this lawsuit; however, in view of the fact that the Company has only recently been served with the complaint, and only preliminary investigation and no discovery have been conducted, the Company is not in a position to evaluate the merits of the lawsuit.

     Certain Company subsidiaries have transported or generated waste sent to sites which have been designated state or federal Superfund sites. See "Environmental Regulation-Federal Regulation of Hazardous Waste-The Superfund Act." As a result, the Company has been named as a potentially responsible party ("PRP") in a number of lawsuits arising from the disposal of wastes at 18 state and federal Superfund sites.

     Ten of these sites involve two subsidiaries which the Company acquired from Chemical Waste Management, Inc. ("ChemWaste"), a public company 77%-owned by WMX Technologies, Inc. As part of the acquisition, ChemWaste agreed to indemnify the Company with respect to any liability of its Natick and Braintree subsidiaries for waste disposed of before the Company acquired them. Accordingly, ChemWaste is paying all costs of defending the Company's Natick and Braintree subsidiaries in these cases, including legal fees and settlement costs.


     The Company's subsidiary which owns the Bristol, Connecticut facility is involved in one Superfund site. As part of the acquisition of the Bristol and Cincinnati, Ohio facilities, the seller and its parent company, Southdown, Inc., agreed to indemnify the Company with respect to any liability for waste disposed of before the Company acquired the facilities, which would include any liability arising from Superfund sites.

     With respect to the other Superfund sites at which the
Company believes it may face liability, the Company has established reserves or escrows which it believes are appropriate. Therefore, the Company believes that any future settlement costs arising from any or all of the 18 Superfund sites will not be material to the Company's operations or financial position. Management routinely reviews each Superfund site in which the Company's subsidiaries are involved, considers each subsidiary's role at each site and its relationship to the other PRPs at the site, the quantity and content of the waste it disposed of at the site, and the number and financial capabilities of the other PRPs at the site. Based on reviews of the various sites and currently available information, and management's judgment and prior experience with similar situations, expense accruals are provided by the Company for its share of future site cleanup costs, and existing accruals are revised as necessary. As of June 1, 1994, the Company had accrued environmental costs of $455,000 for cleanup of Superfund sites. Superfund legislation permits strict joint and several liability to be imposed without regard to fault, and as a result, one PRP might be required to bear significantly more than its proportional share of the cleanup costs if other PRPs do not pay their share of such costs.
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     Five of the 18 sites involve former subsidiaries of
ChemClear Inc. One of the five sites is the Strasburg Landfill site in Pennsylvania. The Company and two other parties identified as PRPs received an order from the EPA in 1989 to perform certain emergency measures at the site. The Company responded by installing a leachate treatment and discharge system and repairing the landfill slope. Since early 1990, the Company has spent approximately $350,000 in complying with the EPA order. In 1992, the EPA issued its Record of Decision for the site which proposes recapping and revegetating the landfill and installing certain air emission and leachate treatment systems. The estimated capital cost of the remediation plan for the site is approximately $6.5 million with annual operating and maintenance costs of approximately $300,000. The EPA has identified more than 20 additional PRPs at the site. In addition, the Company and several other PRPs are attempting to identify other companies that sent waste to the landfill and have them named as PRPs. In January 1993, the Company and eight other PRPs submitted to the EPA a Response to Notice Letter, which recommended additional study be performed at the site by the PRP group and that a final remedy be based on the additional data developed during the study. No reply has been received from the EPA. The Company believes its ultimate exposure in this case will not have a material impact on its financial position or results of operations.

     Mr. Frank, Inc., which was acquired by the Company in July
1992, is involved in two Superfund sites, as a transporter of waste generated by others prior to the Company's purchase of Mr. Frank, Inc. The Company acquired Mr. Frank, Inc. in exchange for 233,000 shares of the Company's common stock, of which 33,222 shares were deposited into an escrow account for a minimum of two years as security for the sellers' agreement to indemnify the Company against potential liabilities, including environmental liabilities arising from prior ownership and operation of Mr. Frank, Inc.